Filed Pursuant To Rule 433
Registration No. 333-167132
August 4, 2010
ETFs for a Weakening Dollar
BY JOHN CRONIN, ETF PRODUCT STRATEGIST, INTERMEDIARY BUSINESS GROUP, STATE STREET GLOBAL ADVISORS

Throughout much of the economic turmoil that characterized the last 24 months, the US dollar has been viewed as the currency of choice for investors both domestically and abroad. The result has been a steady descent in yields on US Treasuries and an increase in the value of the USD. In fact, the pinnacle in the value of the dollar since the beginning of 2008 occurred on March 5th, coinciding almost perfectly with the nadir of the S&P 500® when the index hit 676 on March 9th.

However, as markets have rebounded and leading economic indicators continue to show signs that the recession may be abating, the dollar has lost almost 17% of its value relative to the currencies of some of its developed market counterparts.1 At the same time, investors have begun to reassess risk appetite and have sold off US Treasuries in search of higher yielding options, putting additional downward pressure on the USD. While the weakening dollar may reflect the market’s recognition that a correction is in order for foreign exchange markets, it may prove to be problematic for certain dollar-denominated investments.
A HISTORICAL PERSPECTIVE
The sweeping fiscal policy measures that were enacted during 2008 to prevent the onset of a depression have led to financial projections that will most certainly test the value of the greenback going forward. While necessary, stimulus spending and near-zero interest rates designed to revive a system that was under cardiac arrest have created an excess supply of dollars and transformed the USD into the global funding currency of choice for the carry-trade. At the same time, a normally hawkish Fed president has been reluctant to tighten monetary policy in fear of prematurely taking the foot off the gas pedal. A historical analysis suggests that periods of extended monetary easing and low interest rates typically coincide with or precede periods of a weakening dollar (see Figure 3).
FIGURE 3: PERIODS OF MONETARY EASING

	10-YEAR AVG. YTM (%)	US DOLLAR INDEX (%)
2002	4.54	-12.76
2003	4.00	-14.66
2004	4.25	-6.98
Jan – Mar 2009	2.85	5.06
Mar 5 – Oct 15 2009	3.32	-15.28
Source: Bloomberg, Barclays Capital Live, SSgA Strategy & Research, as of 10/15/2009.
If you subscribe to the viewpoint that the dollar is entering a period in which its value will decline and you want to protect your portfolio from the partial erosion of dollar-denominated investments, the SPDR family of ETFs offer several exchange traded funds that capture that sentiment.
FIGURE 1: US DOLLAR VS. S&P 500 — MONTHLY PERCENT CHANGE
Source: Bloomberg, SSgA Strategy & Research, as of 9/30/2009.
FIGURE 2: US DOLLAR VS. S&P 500 INDEX VALUE
Source: Bloomberg, SSgA Strategy & Research, as of 10/30/2009.
Precise in a world that isn’t.TM

FIGURE 4: INTERNATIONAL BOND PORTFOLIO EXAMPLE

									TOTAL		% FROM
	BOND PRICE			BOND PRICE			BOND	CURRENCY	RETURN ON	% FROM	BOND
	AT PURCHASE	FX RATE ON BUY		AT SALE	FX RATE ON SALE		PRICE (%)	(%)	BOND (%)	CURRENCY	PRICE
JAPAN GOVERNMENT BOND	$98	¥ / $	110.300	$100	¥ / $	108.080	2.04	2.05	1.35	0.68	0.67
FRANCE GOVERNMENT BOND	$95	$ / €	1.390	$99	$ / €	1.502	4.21	8.06	4.05	2.66	1.39
UK GOVERNMENT BOND	$96	$ / £	1.438	$98	$ / £	1.634	2.08	13.63	5.19	4.50	0.69
TOTAL PORTFOLIO									10.59	7.83	2.75
Source: SSgA Strategy & Research. For Illustrative Purposes Only.
CURRENCY EXPOSURE VIA INTERNATIONAL TREASURIES
International Treasuries issued and held in their local currency by US investors provide exposure to fluctuations in the USD by means of the anticipated conversion back to US dollars at prevailing exchange rates. To illustrate, let us consider a US investor holding a portfolio of three sovereign developed market bonds in their respective local currency. For purposes of this illustration, coupon accrual is excluded from the calculation, although it would also be integrated in each of the cases shown in Figure 4.
As shown above, periods of a weakening dollar will generally have a positive impact on a diversified portfolio of international bonds, with the opposite being true during a strengthening dollar environment. In our hypothetical example, 73% of the 10.8% return on the portfolio was directly attributed to currency gains. This figure is consistent with an analysis of the last 22 years which reveals that during the 5 worst years for the greenback, the percentage of the total return of the Barclays Capital Global ex-US Treasury Index that resulted from currency range between 68% and 100%. Furthermore, for each year the dollar weakened, the average percent of the total return linked to currency was 71%. The same index maintained an almost perfect inverse relationship with the US Dollar Index for the most recent 10-year period (see Figure 6).
FIGURE 5: PERCENT OF INTERNATIONAL TREASURY RETURN ATTRIBUTABLE TO CURRENCY MOVEMENT

		BARCLAYS	BARCLAYS CAPITAL	% OF TOTAL
		CAPITAL GLOBAL	GLOBAL TREASURY	RETURN
	US DOLLAR	TREASURY EX-US	EX-US INDEX	ATTRIBUTED
	INDEX (%)	INDEX (%)	(HEDGED) (%)	TO CURRENCY
1987	-17.56	34.76	9.30	73.25
2003	-14.66	18.20	1.91	89.51
2002	-12.76	21.91	6.96	68.23
1990	-10.78	15.71	3.69	76.51
1994	-8.38	5.34	-4.71	100.00
2007	-8.31	10.93	4.86	55.54
2006	-8.25	7.29	3.38	53.64
2004	-6.98	12.06	5.16	57.21
YTD 2009	-5.70	6.54	2.20	66.36
1998	-5.50	18.21	11.96	34.32
1995	-4.46	21.46	17.33	19.25
Source: Bloomberg, Barclays Capital Live, SSgA Strategy & Research, as of 9/30/2009.
FIGURE 6: CORRELATION TO TRADITIONAL ASSET CLASSES: OCTOBER 1999 — SEPTEMBER 2009

	1	2	3	4	5	6	7
1) BARCLAYS CAPITAL GLOBAL TREASURY EX-U.S. INDEX	1.00
2) US DOLLAR INDEX	-0.89	1.00
3) S&P 500 INDEX	0.11	-0.26	1.00
4) MSCI EAFE INDEX	0.32	-0.51	0.88	1.00
5) MSCI EMERGING MARKETS INDEX	0.20	-0.39	0.79	0.88	1.00
6) DOW JONES U.S. SELECT REIT INDEX	0.26	-0.38	0.56	0.58	0.48	1.00
7) S&P GSCI	0.16	-0.34	0.19	0.35	0.36	0.14	1.00
Source: Zephyr StyleADVISOR, SSgA Strategy & Research as of 9/30/2009.
Precise in a world that isn’t.TM

The SPDR Barclays Capital Short Term International Treasury Bond ETF (BWZ) and the SPDR Barclays Capital International Treasury Bond ETF (BWX) provide diversified geographic exposure to sovereign debt issues denominated in their respective local currency. The primary difference between the two is the shortened duration exposure offered by BWZ which tracks the 1-3 year portion of the Barclays Capital Global ex-US Treasury Capped Index. As a result, BWZ will typically have less sensitivity to changes in interest rates. Along with the geographic diversification inherent in the two, the products also provide exposure to a broad set of currencies (see Figures 7 through 10).
FIGURE 7: SPDR BARCLAYS CAPITAL INTERNATIONAL TREASURY BOND (BWX) COUNTRY WEIGHTS

COUNTRY	# OF BONDS	MARKET VALUE ($)	% WEIGHT
JAPAN	10	316,078	22.28
ITALY	6	167,306	11.79
GERMANY	5	158,738	11.19
BELGIUM	4	67,751	4.78
UNITED KINGDOM	7	66,182	4.67
GREECE	4	65,615	4.63
FRANCE	4	65,127	4.59
SPAIN	4	64,803	4.57
CANADA	5	62,266	4.39
NETHERLANDS	6	61,740	4.35
AUSTRIA	3	51,280	3.61
TAIWAN	2	41,488	2.92
DENMARK	5	40,721	2.87
POLAND	6	40,247	2.84
MEXICO	4	39,201	2.76
AUSTRALIA	4	37,520	2.64
SWEDEN	4	37,431	2.64
SOUTH AFRICA	4	34,407	2.43
EUROPEAN UNION	1	776	0.05
Source: Barclays Capital Point, SSgA Strategy & Research, as of 10/20/2009.
FIGURE 8: SPDR BARCLAYS CAPITAL INTERNATIONAL TREASURY BOND (BWX) CURRENCY EXPOSURE

CURRENCY	# OF BONDS	MARKET VALUE ($)	% WEIGHT
EURO	37	703,137	49.56
JAPANESE YEN	10	316,078	22.28
POUNDS STERLING	7	66,182	4.67
CANADIAN DOLLAR	5	62,266	4.39
TAIWAN DOLLAR	2	41,488	2.92
DANISH KRONE	5	40,721	2.87
POLAND ZLOTY	6	40,247	2.84
MEXICAN PESO	4	39,201	2.76
AUSTRALIAN DOLLAR	4	37,520	2.64
SWEDISH KRONA	4	37,431	2.64
S. AFRICAN RAND	4	34,407	2.43
Source: Barclays Capital Point, SSgA Strategy & Research, as of 10/20/2009.
FIGURE 9: SPDR BARCLAYS CAPITAL SHORT TERM INTERNATIONAL TREASURY BOND (BWZ) COUNTRY WEIGHTS

COUNTRY	# OF BONDS	MARKET VALUE ($)	% WEIGHT
JAPAN	4	23,346	22.36
GERMANY	3	12,481	11.95
ITALY	3	11,599	11.11
SPAIN	3	5,240	5.02
UNITED KINGDOM	3	4,900	4.69
SOUTH KOREA	2	4,880	4.67
FRANCE	2	4,695	4.50
CANADA	3	4,266	4.09
GREECE	2	4,212	4.03
NETHERLANDS	1	3,836	3.67
BELGIUM	2	3,464	3.32
POLAND	3	2,876	2.75
MEXICO	3	2,559	2.45
AUSTRIA	2	2,500	2.39
DENMARK	3	2,345	2.25
AUSTRALIA	2	2,144	2.05
TAIWAN	1	2,088	2.00
HUNGARY	2	1,925	1.84
SINGAPORE	2	1,860	1.78
SWEDEN	2	1,767	1.69
SOUTH AFRICA	2	1,602	1.53
Source: Barclays Capital Point, SSgA Strategy & Research, as of 10/20/2009.
FIGURE 10: SPDR BARCLAYS CAPITAL SHORT TERM INTERNATIONAL TREASURY BOND (BWZ) CURRENCY EXPOSURE

CURRENCY	# OF BONDS	MARKET VALUE ($)	% WEIGHT
EURO	19	48,029	45.99
JAPANESE YEN	4	23,346	22.36
POUNDS STERLING	3	4,900	4.69
KOREAN WON	2	4,880	4.67
CANADIAN DOLLAR	3	4,266	4.09
POLAND ZLOTY	3	2,876	2.75
MEXICAN PESO	3	2,559	2.45
DANISH KRONE	3	2,345	2.25
AUSTRALIAN DOLLAR	2	2,144	2.05
TAIWAN DOLLAR	1	2,088	2.00
HUNGARY FORINT	2	1,925	1.84
SINGAPORE DOLLAR	2	1,860	1.78
SWEDISH KRONA	2	1,767	1.69
S. AFRICAN RAND	2	1,602	1.53
Source: Barclays Capital Point, SSgA Strategy & Research, as of 10/20/2009.
Precise in a world that isn’t.TM

DUAL THREAT
If a global economic recovery is indeed on the horizon as many have forecasted, it will almost certainly be accompanied by inflationary pressures. The unprecedented period of fiscal stimulus and monetary easing is evident in both the growth of the money supply and the ever expanding global treasury market. Consider that since the beginning of 2007, the US and International Treasury Markets have increased 53% and 44%, respectively (see Figure 11). Similarly, the US Money supply, as measured by M1 and M2, has increased 18% for the same time period with the second sharpest monthly increase on record being registered in December 2008 (see Figure 12). Moreover, the five largest monthly percentage increases in US government debt outstanding have all occurred within the past 12 months (see Figure 13). As housing, wages, consumer confidence, employment and other economic measures continue to stabilize there will undoubtedly be upward pressure on prices and inflation.
FIGURE 11: SIZE OF GLOBAL TREASURY MARKET
Source: Barclays Capital Live, SSgA Strategy & Research, as of 9/30/2009.
FIGURE 12: GROWTH OF US MONEY SUPPLY (M2)
Source: Federal Reserve, SSgA Strategy & Research, as of 9/30/2009.
FIGURE 13: LARGEST MONTHLY % CHANGE IN US DEBT OUTSTANDING

MONTH	MARKET VALUE ($ MIL)	INCREASE (%)
MARCH 2009	2,729,701	4.55
FEBRUARY 2009	2,610,841	3.43
APRIL 2009	2,822,588	3.40
JANUARY 2009	2,524,184	3.17
SEPTEMBER 2008	2,250,202	3.12
JULY 2002	1,416,953	3.10
JUNE 1992	1,540,573	3.08
DECEMBER 2008	2,446,536	3.05
SEPTEMBER 2009	3,190,119	3.05
Source: Barclays Capital Live, SSgA Strategy & Research, as of 9/30/2009.
Should global inflation materialize and prospects for a weakening dollar advance, investors may look to global inflation-protected securities to provide a twofold hedging mechanism. International inflation-linked securities function very similar to international treasuries with the exception that a portion of the bond’s price appreciation or depreciation is tied to an inflationary barometer in each respective country, much like the Consumer Price Index in the United States. In the case of the SPDR DB International Government Inflation-Protected Bond ETF (WIP), these monthly inflation adjustments will typically manifest themselves by making up a portion of the monthly distribution from the fund.
WIP represents a diversified portfolio of international inflation-protected bonds at both the geographic and currency level. At present, WIP provides exposure to 14 different currencies across 17 countries (see Figures 14 and 15). To the extent that inflation progresses and the dollar continues to recede, WIP should be well positioned within US dollar-based portfolios to provide a double hedge.
FIGURE 14: SPDR DB INTERNATIONAL GOVERNMENT INFLATION-PROTECTED BOND ETF (WIP) COUNTRY WEIGHTS

COUNTRY	% WEIGHT	COUNTRY	% WEIGHT
UK	18.76	JAPAN	4.75
FRANCE	17.75	GREECE	4.21
GERMANY	5.59	TURKEY	4.07
BRAZIL	4.99	SOUTH ARICA	3.84
CANADA	4.85	CHILE	3.49
MEXICO	4.81	AUSTRALIA	3.08
ISRAEL	4.79	SOUTH KOREA	2.70
ITALY	4.78	POLAND	2.65
SWEDEN	4.76	UNITED STATES	0.11
Source: SSgA Strategy & Research, as of 10/20/2009.
Precise in a world that isn’t.TM

FIGURE 15: SPDR DB INTERNATIONAL GOVERNMENT INFLATION-PROTECTED BOND ETF (WIP) CURRENCY EXPOSURE

CURRENCY	% WEIGHT	CURRENCY	% WEIGHT
EURO	32.34	TURKISH LIRA	4.07
UK POUND	18.76	SOUTH AFRICAN RAND	3.84
BRAZILIAN REAL	4.99	CHILE	3.49
CANADIAN DOLLAR	4.85	AUSTRALIAN DOLLAR	3.08
MEXICAN PESO	4.81	SOUTH KOREA	2.70
ISRAEL	4.79	POLAND ZLOTY	2.65
SWEDISH KRONA	4.76	US DOLLAR	0.11
JAPANESE YEN	4.75
Source: SSgA Strategy & Research, as of 10/20/2009.
FIGURE 16: GOLD PRICE VS. US CONSUMER PRICE INDEX
Source: Bloomberg, Bureau of Labor Statistics, as of 10/20/2009.
GOLD AS AN INFLATION AND DOLLAR HEDGE
The versatility inherent in gold investing has been well documented. Among those benefits are gold’s hedging capabilities in a portfolio, specifically with respect to inflation and a declining dollar. Historically, the price of gold has displayed parallel movements to the US Consumer Price Index (CPI) in years marked by the most pronounced inflation.
For instance, for the calendar years of 1979-1981 the CPI registered an annualized increase of 11.55%. During that same time period, the annualized return for the price of gold was 20.71% (see Figure 16).
In a testament to gold’s flexibility, it has also displayed an inverse relationship with the US Dollar. In fact, for the most recent 10-year period through September, gold’s correlation to the US Dollar Index was -0.49 (see Figure 17).
The SPDR Gold Shares ETP (GLD) offers cost-effective access to the precious metal through fractional ownership in a grantor trust whose sole asset is allocated 400 oz. London Good Delivery bars. The physical gold bars are stored in a vault in London with each share of GLD representing approximately 1/10 of an ounce, less accrued expenses.
CONCLUSION
As markets claw their way out of the abyss with government stimulus programs funneling into the economy and continued credit market stabilization, it is likely inflation will pick up and the selloff in US Treasuries will accelerate, putting further downward pressure on the US dollar. In the event that this scenario materializes, investor portfolios with exposure to some of the asset classes we have mentioned should benefit from their intrinsic ability to provide a hedge during periods of high inflation and a weakening US dollar.
FIGURE 17: GOLD CORRELATIONS: OCTOBER 1999 — SEPTEMBER 2009

	1	2	3	4	5	6	7
1) GOLD LONDON PM FIXING	1.00
2) US DOLLAR INDEX	-0.49	1.00
3) S&P 500 INDEX	-0.03	-0.26	1.00
4) MSCI EAFE INDEX	0.17	-0.51	0.88	1.00
5) MSCI EMERGING MARKETS INDEX	0.22	-0.39	0.79	0.88	1.00
6) DOW JONES U.S. SELECT REIT INDEX	0.09	-0.38	0.56	0.58	0.48	1.00
7) S&P GSCI	0.28	-0.34	0.19	0.35	0.36	0.14	1.00
Source: Zephyr StyleADVISOR, SSgA Strategy & Research, as of 9/30/2009.
Precise in a world that isn’t.TM

DEFINITIONS
CORRELATION:
The strength and direction of a linear relationship between two random variables.
INDEX DEFINITIONS
BARCLAYS CAPITAL MUNICIPAL MANAGED MONEY INDEX
The Barclays Capital Municipal Managed Money Index is a rules-based, market-value weighted index engineered for the tax-exempt bond market. It is a component of the Barclays Capital Municipal Bond Index.
BARCLAYS CAPITAL LONG U.S. TREASURY INDEX
The Barclays Capital Long U.S. Treasury Index measures the performance of public obligations of the U.S. Treasury that have a remaining maturity of 10 or more years. The Index includes all publicly issued, U.S. Treasury securities that have a remaining maturity of 10 or more years, are rated investment grade, and have $250 million or more of outstanding face value. In addition, the securities must be denominated in U.S. dollars and must be fixed rate and non-convertible. The Index is market capitalization weighted and the securities in the index are updated on the last business day of each month.
BARCLAYS CAPITAL U.S. AGGREGATE INDEX
The Barclays Capital U.S. Aggregate Index represents securities that are SEC-registered, taxable, and dollar denominated. The index covers the U.S. investment grade fixed rate bond market, with index components for government and corporate securities, mortgage pass-through securities, and asset-backed securities. These major sectors are subdivided into more specific indices that are calculated and reported on a regular basis.
S&P 500 INDEX
The S&P 500 index includes 500 leading companies in leading industries of the U.S. economy.
LIPPER GENERAL MUNICIPAL DEBT FUNDS PEER GROUP
Mutual Funds that invest at least 65% of their assets in municipal debt issues in the top four credit ratings.
LONDON PM FIX
The setting of gold prices, twice a day, by the five members of the London gold pool. This rate is used as a benchmark for pricing the majority of global gold products and derivatives. The Gold Fixing is conducted twice a day by telephone, at approximately 10:30 am and 3:00 pm. There are five Gold Fixing members — all of whom are Market Making members of the LBMA. They are the Bank of Nova Scotia—ScotiaMocatta, Barclays Bank Plc, Deutsche Bank AG, HSBC Bank USA, NA and Société Générale. The chairmanship of the Gold Fixing rotates annually amongst its members. The fixings are the internationally published benchmarks for precious metals. They are fully transparent and are therefore used to deal in large amounts, or to achieve the accepted average price of the metal. As a benchmark, many other financial instruments are priced off the fixing, including cash-settled swaps and options.
S&P GLOBAL BMI EM WORLD INDEX
The S&P Global BMI EM World Index is a float-adjusted market capitalization weighted index that defines and measures the investable universe of publicly traded companies domiciled within global emerging markets.
S&P GLOBAL BMI WORLD INDEX
The S&P Global BMI World Index is a float-adjusted market capitalization weighted index that defines and measures the investable universe of 26 Developed World countries and 26 Emerging Markets countries. It includes all listed shares of companies with available market capitalization of at least the local equivalent of US$100 million. At present there are over 9,000 companies represented in the BMI, which are further divided between the Primary Market Index (PMI) and the Extended Market Index (EMI).
DOW JONES U.S. SELECT REIT INDEX
The Dow Jones U.S. Select REIT Index is comprised of companies whose charters are the equity ownership and operation of commercial real estate and which operate under the REIT Act of 1960. The Index is generally rebalanced monthly, and returns are calculated on a buy and hold basis except as necessary to reflect the occasional occurrence of Index changes in the middle of the month. Each REIT in the Index is weighted by its float adjusted market capitalization. That is, each security is weighted to reflect the attainable market performance of the security which reflects that portion of securities shares that are accessible to investors.
DOW JONES U.S. SMALL CAP TOTAL STOCK MARKET INDEX
The Dow Jones U.S. Small Cap Total Stock Market Index is a float-adjusted market capitalization weighted index that reflects the shares of securities of the small cap portion of the Dow Jones U.S. Total Stock Market.Index actually available to investors in the marketplace. The index is composed of common stocks, selected for their capitalization. The Composition of the Small Cap Index is reviewed semiannually, in March and December. New issues are added to the Index on a monthly basis as new issues are added to the Composite Index and fall within the small cap portion. An issue is removed immediately if it fails to meet the inclusion requirement of the Composite Index. Shares and float factors of the Small Cap Index are updated on a quarterly basis.
Precise in a world that isn’t.TM

State Street Global Advisors
State Street Financial Center
One Lincoln Street
Boston, MA 02111
866.787.2257
spdrs.com
1 Bloomberg, March 5, 2009 — October 30, 2009.
FOR INVESTMENT PROFESSIONAL USE ONLY. NOT FOR USE WITH THE PUBLIC.
ETFs trade like stocks, are subject to investment risk and will fluctuate in market value.
Past performance is no guarantee of future results.
Diversification/Asset Allocation does not ensure a profit or guarantee against loss.
Because of their narrow focus, sector funds tend to be more volatile than funds that diversify across many sectors and companies.
Foreign investments involve greater risks than US investments, including political and economic risks and the risk of currency fluctuations all of which may be magnified in emerging markets.
Although bonds generally present less short-term risk and volatility than stocks, bonds do contain interest rate risk (as interest rate rise, bond prices usually fall and vice versa) and the risk of default, or the risk that an issuer will be unable to make income or principal payments. Additionally, bonds and short-term investments entail greater inflation risk, or the risk that the return of an investment will not keep up with increases in the prices of goods and services, than stocks.
The views expressed are the views of John Cronin only through the period ended October 30, 2009 and are subject to change based on market and other conditions. The opinions expressed may differ from those with different investment philosophies. The information we provide does not constitute investment advice and it should not be relied on as such. It does not take into account any investor’s particular investment objectives, strategies, tax status or investment horizon.
The “SPDR®” trademark is used under license from The McGraw-Hill Companies, Inc. No financial product offered by State Street, a division of State Street Bank and Trust Company, or its affiliates is sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc. (“McGraw-Hill”). McGraw-Hill makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which financial products are based to track general stock market performance. McGraw-Hill is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. McGraw-Hill has no obligation or liability in connection with the administration, marketing or trading of financial products.
WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MCGRAW-HILL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
The prospectus contains material information about the Trust and its Shares which is material and/or which may be important to you. You should read the entire prospectus, including ‘‘Risk Factors’’ before making an investment decision about the Shares.
SPDR® Gold Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR Gold Shares, 30th Floor, Boston, MA 02111.
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This document includes “forward-looking statements” which generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this document that address activities, events or developments that will or may occur in the future, including such matters as changes in commodity prices and market conditions (for gold and the Shares), the Trust’s operations, the Sponsor’s plans and references to the Trust’s future success and other similar matters are forward-looking statements. Investors are cautioned that these statements are only projections. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Sponsor made based on its perception of historical trends, current conditions and expected future developments, as well as other factors believed appropriate in the circumstances. Whether or not actual results and developments will conform to the Sponsor’s expectations and predictions, however, is subject to a number of risks and uncertainties, including, but not limited to fluctuations in the price of gold; reductions in the amount of gold represented by each Share due to the payment of Trust expenses and the impact of the termination of the fee reduction under the Trust Indenture; purchasing activity in the gold market associated with the purchase of Baskets from the Trust; the lack of experience of the Sponsor and its management in operating an investment vehicle such as the Trust; unanticipated operational or trading problems; the lack of protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936; the lack of a market for the Shares; the level of support from the World Gold Council; competition from other methods of investing in gold; the impact of large-scale distress sales of gold in times of crisis; the impact of substantial sales of gold by the official sector; the effect of a widening of interest rate differentials between the cost of money and the cost of gold; the loss, damage, theft or restrictions on access to the Trust’s gold; the lack of adequate sources of recovery if the Trust’s gold is lost, damaged, stolen or destroyed, including a lack of insurance; the failure of gold bullion allocated to the Trust to meet the London Good Delivery Standards; the failure of sub-custodians to exercise due care in the safekeeping of the Trust’s gold; the limited ability of the Trustee and the Custodian to take legal action against sub-custodians; the insolvency of the Custodian; the Trust’s obligation to reimburse the Purchaser and the Market Agent for certain liabilities in the event the Sponsor fails to indemnify them; competing claims over ownership of intellectual property rights related to the Trust; and other factors identified in the “Risk Factors” section of the Prospectus filed with the SEC and in other filings made by the Trust from time to time with the SEC. Consequently, all the forward-looking statements made in this material are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Sponsor or Marketing Agent anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Trust’s operations or the value of the Shares. Neither the Sponsor, Marketing Agent nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Neither the Trust, Marketing Agent nor the Sponsor is under a duty to update any of the forward-looking statements to conform such statements to actual results or to reflect a change in the Sponsor’s or Marketing Agent’s expectation or projections.
The value of the Shares relates directly to the value of the gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares.
Precise in a world that isn’t.TM

Investors should be aware that the historical performance of gold as an asset class is not necessarily indicative of its future performance, and there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future, that gold will be an effective hedge against inflation or dollar depreciations, that the price of gold will be less volatile than the prices of other asset classes, or that gold will be an effective tool for diversifying investment portfolios. In the event that the price of gold declines, the SPDRGold Trust expects the value of an investment in the Shares to decline proportionately.
Shareholders will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee is subject to regulation by the CFTC. Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.
Not FDIC Insured — No Bank Guarantee — May Lose Value
For more complete information, please call 866.320.4053 or visit www.spdrgoldshares.com today.
Marketed by State Street Global Markets, LLC, an affiliate of State Street Global Advisors, One Lincoln Street, Boston, MA 02111-2900
We encourage investors to consult a tax or financial advisor. All material has been obtained from sources believed to be reliable, but its accuracy is not guaranteed. There is no representation nor warranty as to the current accuracy of, nor liability for, decisions based on such information. Past performance is no guarantee of future results.
Standard & Poor’s S&P 500® Index is a registered trademark of Standard & Poor’s, a division of The McGraw-Hill Comapnies, Inc.
Distributor: State Street Global Markets, LLC, member FINRA, SIPC, a wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs.
Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, call 1.866.787.2257 or visit www.spdrs.com. Read it carefully.

©2009 State Street Global Advisors. All Rights Reserved.	IBG-1060	Exp. Date: 3/31/2010	IBG.ETFWD.1209
Precise in a world that isn’t.TM

First issued: December 7, 2009. This Free Writing Prospectus is being filled in reliance on Rule 164(b).
SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.